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                           PEMCO AVIATION GROUP, INC.
                             1943 NORTH 50TH STREET
                            BIRMINGHAM, ALABAMA 35212

                                  June 27, 2000

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:          Alfred Barbagallo

               Re:    Pemco Aviation Group, Inc.
                      Form RW - Application for Withdrawal
                      File No. 333-35920

Ladies and Gentlemen:

               Pursuant to Rule 477(a) of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Pemco Aviation Group, Inc., formerly known as Precision Standard, Inc. (the "Registrant"), respectfully requests an order granting the immediate withdrawal of its registration statement on Form S-3, File No. 333-35920, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was filed with the Securities and Exchange Commission on April 28, 2000.

               Pursuant to the Registration Statement, the Registrant proposed to register shares of its Common Stock, par value $0.0001 (the "Shares"), for sale by the selling stockholders described in the Registration Statement. The Shares were pledged to the selling stockholders in connection with the settlement of claims against the Registrant. In the event the Registrant defaulted on its payment obligations under the terms of the settlement, the selling stockholders would have been entitled to sell the Shares to make up any deficiency.

               The Registrant has now satisfied its payment obligations under the terms of the settlement, thus extinguishing the selling stockholders' right to sell the Shares. Accordingly, the Registrant hereby requests that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.



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               Should you have any questions concerning this matter, please do not hesitate to contact Craig M. Garner, Esq. of Latham & Watkins, legal counsel to the Registrant, at (619) 236-1234. Thank you for your assistance and cooperation in this matter.

                                            PEMCO AVIATION GROUP, INC.


                                            By:  /s/ Ronald A. Aramini
                                               ---------------------------------
                                                   Ronald Aramini
                                                   Chief Executive Officer and
                                                   President